SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   ------------------------------------------



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934.


For the fiscal year ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 (NO FEE REQUIRED).


Commission file number 0-15213


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Webster Bank Employee Investment Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          Webster Financial Corporation
                                  Webster Plaza
                               Waterbury, CT 06720
                            Telephone (203) 753-2921

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                        --------------------------------


                       FINANCIAL STATEMENTS AND SCHEDULES


                        DECEMBER 31, 1998, 1997 AND 1996


                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                -------------------------------------------------




                                      INDEX



Independent Auditors' Report ........................................................................  1

Financial Statements

     Statements of Net Assets Available for Benefits.................................................  2

     Statements of Changes in Net Assets Available for Benefits......................................  3

     Notes to Financial Statements ..................................................................  4-14

Supplemental Schedules

     Schedule 1 - Line 27a - Schedule of Assets Held for Investment Purposes ........................  15

     Schedule 2 - Line 27d - Schedule of Reportable Transactions.....................................  16-17

Signatures ..........................................................................................  18

Independent Auditors' Consent .......................................................................  Exhibit 23



Note: The following schedules, as required by Section 103(c)(5) of the Employee
      Retirement Income Security Act, are not applicable:


      Line 27a -  Schedule of Assets Held for Investment Purposes that were Both
                  Acquired  and  Disposed of Within The Plan Year,
      Line 27b -  Schedule of Loans or Fixed Income Obligations,
      Line 27c - Schedule of Leases in Default or Classified as Uncollectible, Line 27e - Schedule of Non-Exempt Transactions.

KPMG LLP
CityPlace II
Hartford, CT 06103-4103



                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
Webster Bank:

We have audited the accompanying statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Webster Bank Employee Investment Plan, as of December 31, 1998 and 1997, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP

Hartford, Connecticut
June 21, 1999

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1998 and 1997

                   ------------------------------------------






                                                                    1998                                1997
                                                                ------------                           ------
ASSETS

       Investments (Cost basis of                              $  30,409,446                       $  25,470,558
         $25,425,245 in 1998 and
         $19,818,595 in 1997) (Note 3)
       Loans to Participants                                         659,725                             598,418
       Receivables                                                         -                             241,839
       Cash                                                           22,767                               4,669
                                                                   ---------                            --------

       Total Assets                                            $  31,091,938                       $  26,315,484
                                                                  ==========                          ==========



       Net Assets Available for
          Benefits                                             $  31,091,938                       $  26,315,484
                                                                  ==========                          ==========







See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                -------------------------------------------------


                                                                   1998                 1997                1996
                                                                ----------          ----------          ----------
ADDITIONS

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Net Investment Income:
    Net Appreciation in Fair
       Value of Investments                                $       679,521    $      5,670,768    $      1,320,242
    Interest and Dividends                                         451,356             359,842             345,517
Contributions:
    Participants                                                 3,393,855           3,374,353           2,856,883
    Employer                                                     1,135,331             835,701             622,532
Transfers from Other Plans (Notes 1 and 7)                         724,973           4,659,785                   -
                                                                ----------          ----------          ----------

          Total Additions                                        6,385,036          14,900,449           5,145,174
                                                                ----------          ----------          ----------


DEDUCTIONS

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits Paid to Participants                              $     1,603,794    $      1,729,293    $        781,825
Miscellaneous Expenses                                               4,788               1,050              20,561
                                                                ----------          ----------          ----------
          Total Deductions                                       1,608,582           1,730,343             802,386

          Net Increase                                     $     4,776,454    $     13,170,106    $      4,342,788
                                                                ----------          ----------          ----------


NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of Year                                          $    26,315,484    $     13,145,378    $      8,802,590
                                                                ----------          ----------          ----------

End of Year                                                $    31,091,938    $     26,315,484    $     13,145,378
                                                                ==========          ==========          ==========




See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996
                   ------------------------------------------


1.     DESCRIPTION OF THE PLAN

       The following brief description of the Webster Bank Employee Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the full Plan document for a more complete description of the Plan's provisions.


       (a)   General

       The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1986. The Plan is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended. The Plan was initially adopted by the Board of Directors of Webster Bank's predecessor, First Federal Bank, effective as of October 1, 1984. Subsequent to this date, the Plan has been amended on various dates for reasons that include: certain legislative and regulatory changes, employer name change, plan merger, plan name change and for various acquisitions. The Plan covers all eligible employees who are employed by Webster Financial Corporation and its' subsidiaries. To be eligible to participate in the Plan, an employee must have attained age 21 and have completed one year of service (at least 1,000 hours of service). An eligible employee may join the Plan on the first day of any calendar quarter. Participants in the Plan may change their contribution amounts up to four times per year on specific dates and cease contribution at any time during the Plan year. Participation in the Plan is completely voluntary.

       Webster Financial Corporation ("Webster" or the "Corporation"), through its subsidiaries, Webster Bank (the "Bank") and Damman Insurance Associates, delivers financial services to individuals, families and businesses throughout Connecticut. Webster emphasizes five business lines - consumer banking, business banking, mortgage lending, trust and investment services, and insurance services, each supported by centralized administration and operations. Webster has grown significantly in recent years, primarily through a series of acquisitions which have expanded and strengthened its franchise. The Bank was founded in 1935 and converted from a federal mutual to a federal stock institution in 1986.

       On April 15, 1998, Webster acquired Eagle Financial Corporation ("Eagle") and its subsidiary, Eagle Bank. The Plan was amended effective April 15, 1998 to add provisions for the former members of the Eagle Bank Thrift Plan. On August 12, 1998, certain assets and liabilities of the Eagle Bank Thrift Plan were transferred to, and assumed by, the Plan. All service by employees with Eagle prior to acquisition date constitutes service rendered for the purpose of meeting eligibility requirements for participation under the Plan.

       On June 1, 1998, Webster acquired Damman Associates, Inc. ("Damman"). The Plan was amended effective July 1, 1998, to add provisions for the former members of the Damman Associates, Inc. 401k Profit Sharing Plan (the "Damman 401k Plan"). Effective as of July 1, 1998, the Damman 401k Plan was frozen and no further contributions thereafter have been made to the Damman 401k Plan. It is expected that during the third quarter of 1999, certain assets and liabilities of the Damman 401k Plan will be transferred to, and assumed by, the Plan. Further, during the second quarter of 1998, Damman became a subsidiary of the corporation. All service by employees with Damman prior to the acquisition date shall

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996
                   ------------------------------------------

constitute service rendered for the purpose of meeting eligibility requirements for participation under the Plan.

       The Plan was amended effective December 31, 1998 to add provisions for the employees of the recently acquired Access National Mortgage, Inc. ("Access"). Further, effective December 31, 1998, Access became a member of the corporation. All services with Access prior to the acquisition date shall constitute services rendered for the purpose of meeting eligibility requirements for participation under the Plan.

       (b)   Contributions

       Employees who are members of the Plan, may make contributions of 1% through 10% of their pay on a before tax basis. Total salary deferrals are limited to $10,000 for 1998 and $9,500 for 1997 and 1996 calendar years. The Employer contributes a matching contribution to the Plan equal to 50% of the first 6% of a participant's salary deferral contribution. The Bank may also make a discretionary contribution to the Plan on behalf of employee participants. The investment alternatives available under the Plan for the 1998 plan year are summarized below:


    *  AIM Constellation Fund:                       This fund invests in common stocks with emphasis on
                                                     medium-sized and smaller emerging growth companies.


       American New Perspective Fund:                This fund invests primarily in the common stocks of
                                                     companies based around the world.


       American Fundamental Investors                This fund invests primarily in diversified common
         Fund:                                       stocks.


       American Bond Fund of America:                This fund invests in diversified bond fixed income
                                                     securities.


       Fidelity Advisor Growth                       This fund invests in common stocks of smaller to
         Opportunities Fund:                         medium-sized  companies.  The  fund may  also  invest
                                                     in debt securities and cyclicals.


       Paine Webber Stable Value:                    This fund invests in units of the Guaranteed
                                                     Investment Contract (GIC)  portfolio
                                                     under  the   Paine   Webber Trust
                                                     Company pooled trust.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996
                   ------------------------------------------

       Webster Financial Corporation                 This fund invests 100% in the common stock of
         Common Stock:                               Webster.


   **  Evergreen Small Cap Equity                    This fund invests primarily in small growth companies
         Income Fund:                                that have higher than average yields. The companies
                                                     generally have a total market capitalization less than
                                                     $500 million.


   **  Evergreen Growth & Income Fund:               This fund invests primarily in investment alternatives which seek to provide capital growth income and diversification.


  * Fund eliminated from Plan during 1998.

 ** New Funds added to Plan during 1998.
-------------------------------------------------------------------------------------------------------------------


       (c)   Vesting

       All amounts contributed to the 401(k) Plan by the participant, and employer, are fully vested and non-forfeitable at all times. The participant's vested balance is affected by any investment gains or losses that their account incurs.

       (d)   Payment of Benefits

       Under the Plan, a participant's "normal retirement date" is the date age 65 is attained. Payment of a participant's account balance begins not later than 60 days following the end of the Plan year during which retirement occurs. Payment options available under the Plan are: Single Lump Sum; Lump Sum/Installment; Installment; Joint and Survivor Annuity; Life Annuity and Life Annuity with Term Certain Guaranteed. If a participant's employment with the Bank terminates before normal retirement date, the participant is always 100% vested for their account balance. In the event of termination, if the participant's account balance does not, and has never exceeded $5,000, payment will be an automatic lump sum. If the account balance exceeds or has ever exceeded $5,000, then the participant may elect to defer payment not later than when age 65 is reached. In the event of death, while a participant is actively employed, the account balance will be paid to the designated beneficiary or beneficiaries. In the event of total and permanent disability, a participant will receive payment of their account balance as if retirement had occurred.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996
                   ------------------------------------------
       (e)   Loans

       Employees have the ability to borrow up to 50% of their account balances, not to exceed $50,000. Interest is paid by the Plan participants to their account at prevailing interest rates through payroll deductions. Loans must generally be repaid within five years or, if earlier, by normal retirement date of the borrower.

       (f)   Rollovers

       Under the Plan, transfers from other tax-qualified retirement plans are permitted even if the employee is not currently participating in the Plan. Rollovers must be deposited to the Plan trust fund within 60 days of receipt. All rollovers will be invested and distributed in accordance with the rules of the Plan.

       (g)   Hardship Withdrawals

       Hardship withdrawals are permitted under the Plan for specific reasons when the participant has met conditions required by the Plan.

       (h)   Domestic Relation Orders

       The Plan Administrator may be required by law to recognize obligations the participant incurs as a result of court-ordered support or alimony payments. The Plan Administrator must honor a qualified domestic relations order ("QDRO"). If a QDRO is received by the Plan Administrator, all or a portion of the Plan participant's account balance may be used to satisfy the obligation.


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       The following are the  significant  accounting  policies  followed by the
Plan:

       (a)   Basis of Accounting

       The accompanying financial statements of the Plan are prepared in accordance with the accrual basis of accounting.

       (b)   Purchases and Sales Transactions

       Transactions are recorded on a trade-date basis.

       (c)   Valuation of Assets

       Investments are stated at current market values. Quoted market values are used to value investments. Loans to participants are stated at amortized cost, which approximates their market values.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996
                   ------------------------------------------

       (d)   Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (e)   Administrative Expenses

       Trustee fees and other administrative expenses of the Plan are paid by the Bank. Fees for 1998, 1997 and 1996 Plan years were: $79,823, $93,960 and $63,971, respectively.


3.     INVESTMENTS

       The Plan's assets are invested in various mutual funds and Webster common stock through the Plan's investment advisor, Paine Webber, and record keeper, Benefit Concepts Incorporated. The Plan is sponsored and administered by the Bank. Plan participants have the ability to direct their account balances to several selected mutual funds or Webster common stock. As of December 31, 1998, the funds included the: American New Perspective Fund, American Fundamental Investors Fund, American Bond Fund of America, Fidelity Advisor Growth Opportunities Fund, Paine Webber Stable Value Fund, Evergreen Small Cap Equity Income Fund, and Evergreen Growth & Income Fund. The two Evergreen Funds were newly added mutual funds during 1998 while the AIM Constellation Fund was discontinued as an investment option. The AIM Money Market account holds cash which is designated primarily for the purchase of Webster common stock until the purchase is made. The Pioneer Cash Reserve Fund is a general cash account. Single and series of transactions for each fund that are in excess of 5% of the fair value of the Plan's 1998 beginning balance for net assets available for benefits are presented in Line 27d, Schedule of Reportable Transactions within this document.

       The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1998 and 1997 is as follows:

                                                                   1998                                  1997
                                                                  --------                            --------

AIM Constellation Fund                                        $            -                      $     1,638,466

American New Perspective Fund                                      2,122,144                                    -

American Fundamental Investor Fund                                 6,345,862                            5,207,004

American Bond Fund of America                                      3,034,201                            2,697,636


                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996
                   ------------------------------------------

Fidelity Advisor Growth
Opportunities Fund                                                 4,429,849                            2,594,499


Webster Financial
Corporation Common Stock*                                          8,614,230                            8,938,664


Paine Webber Stable Value Fund                                     3,272,067                            3,131,436


Evergreen Growth & Income Fund                                     2,567,536                                    -




* Indicates party-in-interest to the Plan.



Activity in the investment funds during 1998, 1997 and 1996 was as follows:

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996
                   ------------------------------------------

                                                  American      American                    Fidelity        Webster         Paine
                                     AIM            New       Fundamental    American       Advisor       Financial        Webber
1998 Fund Activity              Constellation   Perspective    Investor      Bond Fund   Growth Oppor.   Corporation       Stable
                                     Fund          Fund          Fund       Of America       Fund           Stock *      Value Fund
-------------------              -----------    -----------   -----------   -----------   -----------    -----------    -----------
Balance at Beg. Year            $  1,638,466  $  1,262,853  $  5,207,004  $  2,697,636  $  2,594,499    $  8,938,664   $  3,131,436
Interest & Dividends                       -        22,524        77,614       193,096        29,211         122,745              -
Expenses                                (423)         (432)        (881)          (509)         (701)         (1,155)          (663)
Contributions                        454,767       574,170       714,837       355,999       953,356               -        383,717
Gains and (Losses), Net              114,075       394,457       807,229       (51,337)      736,750      (1,754,463)       176,074
Benefits Paid to Participants        (85,737)     (158,326)    (322,631)      (178,384)     (275,330)       (416,186)      (353,918)
Transfers, Net                    (2,121,148)       26,898     (137,310)        17,700       392,064       1,724,625        (64,579)
                                  -----------  -----------   -----------   -----------   -----------     -----------    -----------
Balance at 12/31/98             $          0  $  2,122,144  $  6,345,862  $  3,034,201  $  4,429,849    $  8,614,230   $  3,272,067
                                  ===========  ===========   ===========   ===========   ===========     ===========    ===========


                                   Evergreen        Evergreen
                                   Small Cap         Growth &                                          Cash Funds
1998 Fund Activity               Equity Income        Income            Total            Loan           (AIM and
       (continued)                   Fund              Fund          Investments         Fund *          Pioneer)          Total
---------------------             -----------      -----------       -----------     -----------       -----------      -----------

Balance at Beg. Year            $           -     $          -     $  25,470,558    $    598,418      $      4,669    $  26,073,645
Interest & Dividends                      206            5,033           450,429               -               927          451,356
Expenses                                    -                -            (4,764)              -               (24)          (4,788)
Contributions                          12,858          285,566         3,735,270        (192,917)        1,228,672        4,771,025
Gains and (Losses), Net                   801          133,117           556,703               -           122,818          679,521
Benefits Paid to Participants               -          (65,999)      (1,856,511)         254,224            (1,507)      (1,603,794)
Transfers, Net                          9,692        2,209,819         2,057,761               -        (1,332,788)         724,973
                                  -----------      -----------       -----------     -----------        -----------     -----------
Balance at 12/31/98             $      23,557     $  2,567,536     $  30,409,446    $    659,725      $     22,767    $  31,091,938
                                  ===========      ===========       ===========     ===========       ===========      ===========

* Indicates party-in-interest to the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996
                   ------------------------------------------

                                                   American     Fidelity      American                      Webster         Paine
                                       AIM           New         Advisor     Fundamental     American      Financial       Webber
1997 Fund Activity                Constellation  Perspective  Growth Oppor.   Investor      Bond Fund    Corporation      Stable
                                       Fund          Fund          Fund         Fund       Of America       Stock *     Value Fund
---------------------               ---------     ---------      ---------    ---------     ---------      ---------     ---------

Balance at Beg. Year               $  811,611   $   468,586    $   777,003  $ 3,305,939   $ 1,801,473    $ 3,814,246   $  1,672,184
Interest & Dividends                        0        16,431         26,876       64,330       153,809         97,486              0
Expenses                                  (81)          (75)          (99)         (252)         (164)          (218)          (161)
Contributions                         634,216       464,480        818,782      535,483       315,581              0        522,568
Gains, Net                            113,226       103,997        497,866      874,231        43,398      3,799,793        140,288
Benefits Paid to Participants        (138,235)     (130,666)     (408,868)     (349,642)     (208,785)      (398,990)      (440,727)
Transfers, Net                        217,729       340,100        882,939      776,915       592,324      1,626,347      1,237,284
                                    ---------    ----------      ---------    ---------     ---------      ---------      ---------

Balance at 12/31/97               $ 1,638,466   $ 1,262,853    $ 2,594,499  $ 5,207,004   $ 2,697,636    $ 8,938,664   $  3,131,436
                                    =========     =========      =========    =========     =========      =========      =========


1997 Fund Activity                   Total             Loan                Cash
       (continued)                Investments          Fund *              Funds             Total
------------------------          -----------      -----------         -----------        -----------
Balance at Beg. Year             $ 12,651,042      $   321,714         $     5,695       $ 12,978,451
Interest & Dividends                  358,932                0                 910            359,842
Expenses                               (1,050)               0                   0             (1,050)
Contributions                       3,291,110         (172,445)          1,016,477          4,135,142
Gains, Net                          5,572,799                0              97,969          5,670,768
Benefits Paid to
   Participants                    (2,075,913)         348,052             (1,432)         (1,729,293)
Transfers, Net                      5,673,638          101,097         (1,114,950)          4,659,785
                                  -----------      -----------         -----------        -----------
Balance at 12/31/97              $ 25,470,558     $    598,418         $    4,669        $ 26,073,645
                                  ===========      ===========         ===========         ===========


* Indicates party-in-interest to the Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996
                   ------------------------------------------

                                                American        Fidelity       American                      Webster         Paine
                                   AIM            New           Advisor       Fundamental    American      Financial        Webber
1996 Fund Activity            Constellation    Perspective    Growth Oppor.    Investor      Bond Fund     Corporation      Stable
                                   Fund           Fund            Fund           Fund       Of America       Stock *      Value Fund
------------------------        ---------      ---------       ---------      ---------      ---------     ---------     ----------
Balance at Beg. Year          $         -    $         -    $         -    $         -    $         -    $ 2,561,315    $         -
Interest & Dividends                    -          7,309         11,282         51,354        123,492         64,309         86,723
Expenses                              (86)           (59)           (59)          (403)          (256)          (189)          (239)
Contributions                     660,878        436,802        620,661        616,858        289,124              -        242,509
Gains and (Losses), Net            23,042         33,531         72,094        540,197        (17,252)       661,669              -
Benefits Paid to
   Participants                   (84,323)       (46,430)       (28,282)      (387,127)      (211,081)      (149,079)      (121,588)

Transfers, Net                    212,100         37,433        101,307      2,485,060      1,617,446        676,221      1,464,779
                                ---------      ---------      ---------      ---------      ---------      ---------      ---------

Balance at 12/31/96           $   811,611    $   468,586    $   777,003    $ 3,305,939    $ 1,801,473    $ 3,814,246    $ 1,672,184
                                =========      =========      =========      =========      =========      =========      =========

                                             Corporate       Federal          Basic        Retirement
1996 Fund Activity            Ready            Bond        Securities         Value          Systems          Total
    (continued)            Asset Fund **       Fund **       Trust **         Fund **      Group Inc.**    Investments
----------------------     -----------     -----------     -----------     -----------     -----------     -----------
Balance at Beg. Year      $  1,480,886     $ 1,078,752    $    603,192    $  2,798,030    $      3,250    $  8,525,425
Interest & Dividends                 -               -               -               -               -         344,469
Expenses                             -               -               -               -               -          (1,291)
Contributions                        -               -               -               -               -       2,866,832
Gains and (Losses), Net              -         (10,934)           (617)        (45,935)            453       1,256,248
Benefits Paid to
   Participants                      -               -               -               -               -      (1,027,910)
Transfers, Net              (1,480,886)     (1,067,818)       (602,575)     (2,752,095)         (3,703)        687,269
                            -----------     -----------     -----------     -----------     -----------    -----------

Balance at 12/31/96       $          0    $          0    $          0    $          0    $          0    $ 12,651,042
                           ===========     ===========     ===========      ===========      ==========    ===========



1996 Fund Activity              Loan            Cash
    (continued)                 Fund *          Funds            Total
------------------------     ----------      ----------       ----------
Balance at Beg. Year       $    160,978    $        581    $  8,686,984
Interest & Dividends                  -           1,048         345,517
Expenses                        (19,261)             (9)        (20,561)
Contributions                   (67,995)        629,257       3,428,094
Gains and (Losses), Net               -          63,994       1,320,242
Benefits Paid to
   Participants                 247,992          (1,907)       (781,825)
Transfers, Net                        -        (687,269)              -
                             ----------       ----------      ----------

Balance at 12/31/96        $    321,714    $      5,695    $ 12,978,451
                             ==========      ==========      ==========



 * Indicates party-in-interest to the Plan.
** Merrill Lynch Funds available through 1995 Plan year.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996
                   ------------------------------------------

4.     PLAN TERMINATION

       Although the Bank has not expressed any intent to terminate the Plan Agreement, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination, partial termination or discontinuation of contribution are fully vested and will be nonforfeitable. After providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Human Resources Committee appointed by the Board of Directors.

5.     TAX STATUS

       The Internal Revenue Service has determined and informed the Bank by a letter dated June 5, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Accordingly, no provision for income taxes has been made in the accompanying financial statements. It is the opinion of the Plan administrator, that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.     YEAR 2000 ISSUES (UNAUDITED)

      Computer systems impacting the Plan are primarily those maintained by the third parties that provide Plan recordkeeping, investment and other services. The Corporation has received notification from such third parties that they have completed Year 2000 readiness procedures on the computer equipment and software used to service the Plan's activities. In addition, the Corporation has completed other initiatives intended to ensure that the internal equipment and software used to administer the Plan will function properly with respect to the date in the Year 2000 and thereafter.

7.     AMENDMENTS

       The Plan was amended as follows during 1998.

       (1) Effective January 1, 1998, sections 6.4(a) and 6.5(c), 6.5(d) and 6.6(e) of the Plan were modified. The primary reason for these modifications was to increase the threshold from $3,500 to $5,000 as it pertains to certain benefit payments of the Plan.

       (2) Effective April 15, 1998, the Plan was amended to incorporate benefits of the former members of the Eagle Bank Thrift Plan (the "Eagle Plan"). On April 15, 1998, Webster acquired Eagle Financial Corporation and its subsidiary, Eagle Bank. Refer to Note 1(a) of this document for further information.

       (3) Effective July 1, 1998, the Plan was amended to incorporate benefits of the former members of the Damman Associates, Inc. 401k Profit Sharing Plan into the Plan. On June 1, 1998, Damman Associates, Inc. was acquired by Webster. Refer to Note 1(a) of this document for further information.

       (4) The Plan was amended to incorporate benefits of the employees of Access National Mortgage, L.L.C. ("Access"), which was acquired by Webster on January 1, 1999, into the Plan. Refer to Note 1a of this document for further information.

       The above information is meant to provide only a brief description of amendments to the Plan during the 1998 year period. The Webster Bank Employee Investment Plan full document should be referenced.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996
                   ------------------------------------------

8.     SUBSEQUENT EVENTS

       (1) During 1999, the Plan's record keeper, Benefit Concepts Incorporated ("BCI"), changed its name to USI Consulting Group ("USICG"). BCI became a partner with USI in 1996. USICG is a strategic business unit of USI, now the tenth largest distributor of financial services and insurance products in the world.

       (2) Effective January 1, 1999, a new Annex VI was added to the Plan to provide provisions for employees of Webster Investment Services, Inc. ("WIS"), a subsidiary of the Bank. Under the annex, WIS became a member of the corporation. It is anticipated that effective on and after January 1, 1999, WIS will become the employer of certain individuals previously employed by Independent Financial Marketing Group, Inc. All services employees of WIS performed for Independent Financial Marketing Group, Inc. prior to hire by WIS shall count as services, rendered for purposes of eligibility to participate under the Plan.

       (3) On April 21, 1999, Webster acquired Maritime Bank & Trust Company ("Maritime"). Effective April 21, 1999, the Plan was amended to provide provisions for the former employees of Maritime. All service by employees with Maritime prior to acquisition date constitutes service rendered for the purpose of meeting eligibility requirements for participation under the Plan.

       (4) On May 19, 1999, Webster acquired Village Bancorp, Inc. ("Village"), the holding company for Village Bank & Trust Company ("Village Bank"). Effective May 19, 1999, the Plan was amended to provide provisions for the former employees of Village Bank. All service by employees with Village prior to acquisition date constitutes service rendered for the purpose of meeting eligibility requirements for participation under the Plan.

                                                                      SCHEDULE 1

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

       Line 27a (Part I) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998

                   ------------------------------------------


                                                       Number of                                                Current
Identity of Issue                                     Shares Held                           Cost                 Value
-----------------                                     -----------                           ----                 -----

American New Perspective                    92,468.154 shares; net asset               $  1,859,499         $  2,122,144
Fund                                        value per share $22.95

American Fundamental                        219,428.148 shares; net asset                 5,575,853            6,345,862
Investor Fund                               value per share $28.92

American Bond Fund                          222,939.099 shares; net asset                 3,087,073            3,034,201
of America                                  value per share $13.61

Fidelity Advisor Growth                     88,173.752 shares; net asset                  3,565,685            4,429,849
Opportunities Fund                          value per share $50.24

Webster Financial Corporation               313,953.000 shares; net asset                 5,876,246            8,614,230
Common Stock (*) (**)                       value per share $27.44

Paine Webber Stable Value                   262,100.829 shares; net asset                 2,944,235            3,272,067
Fund                                        value per share $12.48

Evergreen Small Cap Equity                  1,587.426 shares; net asset                      22,906               23,557
Income Fund                                 value per share $14.84

Evergreen Growth & Income Fund              89,181.538 shares; net asset                  2,493,748            2,567,536
                                                                                         ----------           ----------
                                            value per share $28.79

Total Investments                                                                     $  25,425,245        $  30,409,446
                                                                                         ==========           ==========

Loans to Participants*                                                                $     659,725        $     659,725
                                                                                        ===========          ===========



 * Indicates party-in-interest to the Plan.

** Restated retroactively for effect of 2-for-1 stock split granted on April 6, 1998.

                                                                      SCHEDULE 2
                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                 Line 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                DECEMBER 31, 1998
                   ------------------------------------------


                                                                                             Current Value
                                                                                              of Assets on         Net
                                      Number of    Purchase         Sale         Cost of      Transaction          Gain
Identity of Issue (a)               Transactions    Price          Price          Assets          Date            (Loss)
-----------------                     ---------   ---------      ---------       ---------      ---------       ---------
SINGLE TRANSACTION:

AIM Constellation Fund (b)
                                            1              -      2,235,618      2,135,934      2,235,618         99,684

SERIES OF TRANSACTIONS:

AIM Cash Reserve Fund                     180     $1,801,051     $        -     $1,801,051    $1,801,501      $        -
                                           79              -      1,718,597      1,718,597     1,718,597               -

AIM Constellation Fund                    132     $  674,009     $        -     $  674,009    $  674,009      $        -
                                          101              -      2,426,546      2,313,992      2,426,546        112,554

American Fundamental                      198     $1,453,137     $        -     $1,453,137     $1,453,137     $        -
  Investor Fund                           176              -        605,626        529,578        605,626         76,048

Fidelity Advisor Growth                   236     $1,647,094     $        -     $1,647,094     $1,647,094     $        -
  Opportunities Fund                      159              -        397,088        337,923        397,088         59,165

Webster Financial                          46     $1,716,536     $        -     $1,716,536     $1,716,536     $        -
  Corporation Common Stock (c)            107              -        492,111        335,949        492,111        156,162

                                                                      SCHEDULE 2

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                 Line 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                DECEMBER 31, 1998
                   ------------------------------------------


                                                                                                       Current Value
                                                                                                        of Assets on          Net
                                        Number of        Purchase           Sale            Cost of      Transaction         Gain
Identity of Issue                     Transactions        Price             Price           Assets          Date            (Loss)
-----------------                     ------------      ----------         -------         ---------    ------------     -----------
SERIES OF TRANSACTIONS (CONTINUED):

Paine Webber Stable                       132            $  693,115        $      -        $  693,115      $  693,115       $     -
  Value Fund                              174                     -         728,574           684,774         728,574        43,800

Evergreen Growth & Income Fund             69            $2,620,566        $      -        $2,620,566      $ 2,620,566       $     -
                                           63                     -         120,687           126,817         120,687        (6,130)


(a) All Funds listed are mutual funds.
(b) The fund was closed to the Plan in 1998.
(c) Indicates party-in-interest to the Plan.

                                   SIGNATURES

                   ------------------------------------------




Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                              WEBSTER BANK
                                              EMPLOYEE INVESTMENT PLAN
                                              ------------------------




Date:     June 28, 1999                        By:  /s/ James C. Smith
       ----------------------------                 ----------------------------
                                                    James C. Smith
                                                    Executive Member of the
                                                    Retirement Plan Committee




Date:     June 28, 1999                        By:  /s/ Renee P. Seefried
       ----------------------------                 ----------------------------
                                                    Renee P. Seefried
                                                    Member of the Retirement
                                                    Plan Committee

                                  EXHIBIT INDEX

                   ------------------------------------------




Exhibit
Number                                                 Description
-------                                           ------------------------
  23                                                Consent of KPMG LLP

KPMG LLP
CityPlace II
Hartford, CT 06103-4103




                          INDEPENDENT AUDITORS' CONSENT




The Board of Directors
Webster Bank:


We consent to the incorporation by reference in the registration statement (No. 33-38286) on Form S-8 of Webster Financial Corporation of our report dated June 21, 1999, relating to the statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1998, which report appears in the December 31, 1998 annual report on Form 11-K of the Webster Financial Corporation.


/s/ KPMG LLP


Hartford, Connecticut
June 28, 1999